

STACKHOUSE

Affordable, eco-friendly, and easily transportable homes.

Who we are

Stackhouse is a real estate development company doing things a little differently.

We create vertical communities in major metropolitan areas across the world. These communities will serve as docking stations for our patented luxury shipping container homes.



Our team



Janelle Briggs, Ph.D.
CEO | Co-founder
janelle@stackhouse.life

Business Strategist



Ryan Eegan
COO | Co-founder
ryan@stackhouse.life

Commercial Real Estate



Randy Jacob
Architect

Owner of RDJG, an
Architectural firm located in
Tucson, Arizona.



Crystal Royce
CFO
cfo@stackhouse.life

Owner of CPA firm that
specializes in fraud
detection, real estate, &
startups.



Marisa Dominguez
CMO

Owner of NINE25 Design, a
design, web, and marketing
firm located in Tucson.

Construction cost breakdown

	low	high
* 24,500 square feet	$3,675,000	$4,042,500





Stackhouse Homes







Turn-Key
at 45k

Moveable
Lifestyle

Sustainable &
Eco-Friendly

Financing Required

Yes 61.8%	No 38.2%

Floor Request



7 residents prefer floors 6 and above



7 residents prefer floors 4-5



15 residents prefer floors 2-3



$100,000+
36.4%

$0-49,999
63.6%

Household Income

Our Residents

The Tucson tower has 29 of 49 units reserved

The Customer Experience | Price Point

	Stackhouse Tucson - 500 sqft "Post-recession Joe"	Stackhouse Tucson - 500 sqft "Recession-proof Jane"	Tucson Two East Congress - 506 sqft	San Francisco 65 Buena Vista East - 482 sqft
Container Home	$891	$0 Cash	$0	$0
Rent	$650	$1,200	$1,040	$3,795
Utilities	$0	$0	$160	$145
Cable/Internet	$0	$0	$108	$108
Parking	$0	$0	$125	$450
	$1,541	$1,200	$1,433	$4,498

Ideal Customers / Residents

Age 25-40	
25.3 mil est. size	
Downtown-City Lifestyle	
First Time Homebuyers	

Age 55+	
47.7 mil est. size	
Entering retirement, reducing expenses	
Frequent travel	



Business Model

Vertical Community Development & Monthly Rental Income

Container Home Sales

IP, Patents & Unit Trans.

25 Cities by 2025



Atlanta, GA
Austin, TX
Boston, MA
Charlotte, NC
Dallas, TX
Denver, CO
Detroit, MI
Houston, TX
Indianapolis, IN
Kansas City, MO
Louisville, KY
Memphis, TN
Minneapolis, MN
Nashville, TN
New York City, NY
Oklahoma City, OK
Portland, OR
Raleigh, NC
Salt Lake City, UT
San Antonio, TX
San Francisco, CA
San Jose, CA
Seattle, WA
St. Louis, MO
Washington, DC

Stackhouse goes International

Osaka/Tokyo, Japan
Sydney, Australia
Taiepei, Taiwan
Seoul, South Korea
Cork/Dublin, Ireland
Ho Chi Minh City,
Vietnam Paris, France
Zürich, Switzerland
Kraków, Poland
Barcelona, Spain
London, England
Shanghai, China
Amsterdam, Netherlands
Copenhagen, Denmark



Patents and Licensing

Will Pew
Quan Nguyen





Accomplishments

Acquired 941 N Stone in Tucson, Arizona

- $125K

- Zoned for 7 stories

- Fully developed architectural rendering

Pre-Approved for approx. $3M loan from Pacific Premiere Bank

Pre-Approved for approx. $1M loan from Naked Alpha Fund

Tucson Project is 50%+ Reserved by Owner-Occupied Tenants
- 29/40 Units Reserved




Seed Round
Build Stackhouse

		Security Convertible Note	Use of Proceeds Funds release construction loans
Round Size $500K ($100K Committed)	Valuation $5M	Discount 20%	Runway 3 Months
		Interest Rate 8%	Monthly Burn $1,300

10 yr Revenue Model
Tucson

● Revenue   ● Cash on Hand   ● Operating Expenses



10yr Revenue Model
Major Market

● Revenue   ● Cash on Hand   ● Operating Expenses



These projections are forward-looking figures that cannot be guaranteed

Stackhouse Exit Projections

Year	Towers	Units	EBITDA - 20% Management Cost	Price at 9.45 Multiple	Asset Equity	Tower Assets	Gross Value
1	Tucson	49	$183,743	$1,736,371	$800,000	$4,000,000	$5,736,371
2	1	49	$662,241	$6,258,174	$2,200,000	$11,000,000	$17,258,174
3	4	98	$2,007,632	$18,972,126	$6,400,000	$32,000,000	$50,972,126
4	8	196	$3,770,129	$35,627,716	$12,000,000	$60,000,000	$95,627,716
5	16	392	$7,231,273	$68,335,528	$23,200,000	$116,000,000	$184,335,528
6	25	784	$14,344,768	$135,558,061	$35,800,000	$179,000,000	$314,558,061
7	32	1,568	$18,049,253	$170,565,437	$45,600,000	$228,000,000	$398,565,437
8	64	3,136	$35,383,132	$334,370,601	$90,400,000	$452,000,000	$786,370,601
9	128	6,272	$69,497,997	$656,756,071	$180,000,000	$896,000,000	$1,556,756,071
10	256	25,088	$136,599,820	$1,290,868,302	$359,200,000	$1,796,000,000	$3,086,868,302

These projections are forward-looking figures that cannot be guaranteed



Opportunity Zones

Re-Invest your recent capital gains into this project

- Hold your investment for 5 years, reduce your taxable income by 10%

- Hold your investment for 7 years, reduce your taxable income by 15%

- Hold your investment for 10 years, reduce your taxable income by 10%

Tucson Tower is already located in an Opportunity Zone



Additional Partners and Consultants

AZ FORGE Business Innovation Hub

Beach Fleischman

Bob Davis @ Tango Commercial Real Estate

Habitat for Humanity

Pima Community College

Rent the Runway Project Entrepreneur Class of 2018

Sommers Financial Management/Naked Alpha Fund

University of Arizona College of Law - IP Clinic

Thrasher Law Offices



Stackhouse Channel

watch

TEDxTucson - Tiny House Communities
Janelle Briggs

watch

Tucson Helping Tucson -
Janelle talks with The Zack Yetzer Show